GENOME THERAPEUTICS CORP.

100 Beaver Street

Waltham, Massachusetts 02453

                        March 9, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Genome Therapeutics Corp.
Registration Statement on Form S-3
(File No: 333- 113359)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 filed by Genome Therapeutics Corp. (the “Registrant”) on March 5, 2004 with Registration Number 333-113359 (the “Registration Statement”). Please be advised that the Registrant hereby amends the facing page of the Registration Statement to state, in accordance with Section 8(a) of the Securities Act, as amended, and Rule 473 thereunder, that:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any questions with respect to the above, please do not hesitate contact the undersigned at (781) 398-2300.

Very truly yours, GENOME THERAPEUTICS CORP.

/s/ STEPHEN COHEN
Name: Stephen Cohen Title: Senior Vice President and Chief Financial Officer